Via Facsimile and U.S. Mail
Mail Stop 6010

December 8, 2006

Mr. David Stewart
President
Desert Health Products, Inc.
8221 East Evans Road
Scottsdale, AZ 85260

> **Re: Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 000-27931**

Dear Mr. Stewart:

We issued comments to you on the above captioned filing on September 7, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We acknowledge your response of September 21, 2006, which advised us of your Chapter 11 bankruptcy proceedings and the fact that you are currently unable to respond to our comments.

Giving consideration to your September 21, 2006 response, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Amy Bruckner, Staff Accountant, at (202) 551-3657 if you have any questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant